FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                September 17 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit         Description

No. 1 RNS Announcement, re: 'Appointments to the Board' dated 17 September 2004



                                 BRITISH ENERGY

                           Appointments to the Board


British Energy announces the appointments to the Board of Stephen Billingham and Roy Anderson as Executive Directors effective 16 September 2004.


Stephen Billingham becomes Finance Director. He was appointed as Finance Director Designate in August 2004 and he replaces Martin Gatto who was appointed to the British Energy Board on an interim basis and had been on the Board as Finance Director since 1st December 2003. Mr Gatto has stepped down from the Board and will remain with British Energy as Chief Financial Officer until his contract expires.


Stephen Billingham joined British Energy from WS Atkins plc, the engineering consultancy and support services group, where he had been Group Finance Director during its successful financial recovery. Prior to becoming Group Finance Director at WS Atkins plc, he led the finance team that successfully completed the Metronet, London Underground Public Private Partnership, the largest and most complex PFI/PPP to date. He has over 20 years experience in senior finance positions with companies including BICC plc, Severn Trent plc and Burmah Oil plc.


Roy Anderson joined British energy in July 2004 to take on the role of Chief Nuclear Officer, and is appointed to the plc Board. Roy Anderson was previously President of PSEG Nuclear in the US where he was responsible for all nuclear production. He was previously Chief Nuclear Officer of Nuclear Management Company and prior to that of Florida Power Corporation. His earlier career spanned Caroline Power & Light Company, Boston Edison Company and General Electric Company. He has a degree in Marine & Nuclear Engineering and an MBA in Operation Research.


Adrian Montague, Chairman of British Energy said "I and my Board colleagues are pleased that we have been able to strengthen the Board with Stephen and Roy who are very experienced and capable Executives.


I also wish to extend thanks to Martin Gatto who took on the role of interim Finance Director at such a difficult time and has successfully steered us through to this point".


For further information please contact:


Andrew Dowler               Media                                  020 7831 3113

John Searles                Investor Relations                     01355 262 202

Website: www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 17 2004                   BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations